SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VAPOTHERM, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

922107107

(CUSIP Number)

Nicholas T. Walrod

2540 NE MLK Jr. Boulevard

Portland, OR 97212

(503) 808-9645

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza 263 Tresser Boulevard Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922107107	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Vapotherm Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,294,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,294,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,294,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)

The percentage set forth in row (13) is based on the 17,332,925 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on November 13, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018.

CUSIP No. 922107107	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 Special Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,049,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,049,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,958
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 922107107	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 Special Opportunity Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,049,958(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,049,958(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,958(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(1)
14	TYPE OF REPORTING PERSON OO

(2)

Includes 1,049,958 shares of Common Stock owned by 3x5 Special Opportunity Fund, L.P., a Delaware limited partnership (“3x5 SOF”). 3x5 Special Opportunity Partners, LLC, a Delaware limited liability company (“3x5 SOP”), is the general partner of 3x5 SOF and has voting and dispositive power of the shares of Common Stock held by 3x5 SOF, and as a result, may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF.

CUSIP No. 922107107	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,344,162(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,344,162(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,162(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(1)
14	TYPE OF REPORTING PERSON OO

(3)

Includes 2,294,204 shares of Common Stock held by Vapotherm Investors, LLC, a Delaware limited liability company (“VIL”), and 1,049,958 shares of Common Stock held by 3x5 SOF. 3x5 Partners, LLC, a Delaware limited liability company (“3x5 Partners”), is the managing member of VIL and has voting and dispositive power of the shares of Common Stock held by VIL, and as a result, may be deemed to beneficially own the shares of Common Stock owned by VIL. 3x5 Partners is a member of 3x5 SOP, which is the general partner of 3x5 SOF, and has voting and dispositive power of the shares of Common Stock held by 3x5 SOF, and as a result, may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF.

CUSIP No. 922107107	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Anthony L. Arnerich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,344,162(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,344,162(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,162(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(1)
14	TYPE OF REPORTING PERSON IN

(4)

Includes 1,049,958 shares of Common Stock held by 3x5 SOF, and 2,294,204 shares of Common Stock held by VIL. Mr Arnerich is a managing member of 3x5 Partners, the managing member of VIL and a member of 3x5 SOP, the general partner of 3x5 SOF. As a result, Mr. Arnerich may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF and VIL. Mr. Arnerich is a member of the Issuer’s Board of Directors.

CUSIP No. 922107107	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Nicholas T. Walrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,344,162(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,344,162(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,162(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(1)
14	TYPE OF REPORTING PERSON IN

(5)

Includes 1,049,958 shares of Common Stock held by 3x5 SOF, and 2,294,204 shares of Common Stock held by VIL. Mr Walrod is a managing member of 3x5 Partners, the managing member of VIL and a member of 3x5 SOP, the general partner of 3x5 SOF. As a result, Mr. Walrod may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF and VIL.

CUSIP No. 922107107	13D	Page 8 of 14 Pages

Item 1. Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Domain Drive, Exeter, New Hampshire 03833. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a)	Name of Person Filing (each a “Reporting Person” and collectively, the “Reporting Person”)

Vapotherm Investors, LLC, a Delaware limited liability company (“VIL”)

3x5 Special Opportunity Fund, L.P., a Delaware limited partnership (“3x5 SOF”)

3x5 Special Opportunity Partners, LLC, a Delaware limited liability company (“3x5 SOP”)

3x5 Partners, LLC, a Delaware limited liability company (“3x5 Partners”)

Mr. Anthony L. Arnerich

Mr. Nicholas T. Walrod

(b)	Residence or Business Address

With respect to VIL, 3x5 Partners, Mr. Walrod and Mr. Arnerich:

2540 NE Martin Luther King Jr. Blvd., Portland, OR 97212

With respect to 3x5 SOF and 3x5 SOP:

101 S. Hanley Road, Suite 1850, St. Louis, MO 63105

(c)	Present Principal Occupation or Employment

The principal business of VIL and 3x5 SOF is making venture capital investments. The principal business of 3x5 Partners is acting as the managing member of VIL and a member of 3x5 SOP, and other entities with similar businesses. The principal business of 3x5 SOP is acting as the general partner of 3x5 SOF. The principal business of each of Mr. Arnerich and Mr. Walrod is managing 3x5 Partners and a number of affiliated partnerships and other entities with similar businesses. Mr. Arnerich also is a member of the Issuer’s Board of Directors.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons who is a natural person is a citizen of the United States of America.

CUSIP No. 922107107	13D	Page 9 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer effected a 1-for-14 reverse stock split of its issued and outstanding common and convertible preferred stock on November 2, 2018. Accordingly, all share and per share amounts have been adjusted to reflect this reverse stock split.

Prior to the IPO (and as adjusted for the above-described reverse split):

•

VIL purchased an aggregate of 227,600 shares of Series A convertible preferred stock of the Issuer, 75,700 shares of Series B convertible preferred stock of the Issuer, 849,239 shares of Series C convertible preferred stock of the Issuer, 890,056 shares of Series D convertible preferred stock of the Issuer, and 208,752 shares of Series D-1 convertible preferred stock of the Issuer, all in a series of private placement transactions for an aggregate purchase price of approximately $33,039,609, and was granted an aggregate of 42,857 warrants to purchase Series A convertible preferred stock of the Issuer that are exercisable at any time and have an expiration date of September 7, 2022.

•

3x5 SOF purchased an aggregate of 500,000 shares of Series A convertible preferred stock of the Issuer, 285,714 shares of Series B convertible preferred stock of the Issuer, and 264,244 shares of Series C convertible preferred stock of the Issuer, all in a series of private placement transactions for an aggregate purchase price of approximately $14,699,422.

On November 16, 2018, the Issuer completed the closing of its initial public offering of 4,600,000 shares of Common Stock (the “IPO”). All of the above-described shares of preferred stock and warrants to purchase preferred stock of the Issuer that were issued and outstanding converted into shares of Common Stock adjusted in connection with the 1-for-14 reverse stock split effected on November 2, 2018.

Item 4. Purpose of the Transaction.

The Reporting Persons purchased the shares of Common Stock described above for investment purposes. None of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 922107107	13D	Page 10 of 14 Pages

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or

(j)	Any action similar to any of those enumerated above.

However, each of the Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
Vapotherm Investors, LLC	2,294,204	0	2,294,204	0	2,294,204	2,294,204	13.2%
3x5 Special Opportunity Fund, L.P.	1,049,958	0	1,049,958	0	1,049,958	1,049,958	6.1%
3x5 Special Opportunity Partners, LLC(1)	0	0	1,049,958	0	1,049,958	1,049,958	6.1%
3x5 Partners, LLC(2)	0	0	3,344,162	0	3,344,162	3,344,162	19.3%
Anthony L. Arnerich(3)	0	0	3,344,162	0	3,344,162	3,344,162	19.3%
Nicholas T. Walrod(4)	0	0	3,344,162	0	3,344,162	3,344,162	19.3%

(*)

Based on the 17,332,925 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on November 13, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018.

(1)	3x5 SOP, as the general partner of 3x5 SOF, may be deemed to beneficially own the 1,049,958 shares of Common Stock owned by 3x5 SOF.
(2)

3x5 Partners, as the managing member of VIL and a member of 3x5 SOP, may be deemed to beneficially own the 2,294,204 shares of Common Stock owned by VIL and the 1,049,958 shares of Common Stock owned by 3x5 SOP.

(3)

Mr Arnerich is a managing member of 3x5 Partners, the managing member of VIL and a member of 3x5 SOP, the general partner of 3x5 SOF. As a result, Mr. Arnerich may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF and VIL. Mr. Arnerich is a member of the Issuer’s board of directors.

(4)

Mr Walrod is a managing member of 3x5 Partners, the managing member of VIL and a member of 3x5 SOP, the general partner of 3x5 SOF. As a result, Mr. Walrod may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF and VIL.

CUSIP No. 922107107	13D	Page 11 of 14 Pages

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Registration Rights

The Issuer, VIL, 3x5 SOF and certain other investors are party to a tenth amended and restated registration rights agreement, as amended (the “Registration Rights Agreement”), dated September 27, 2018, giving such parties the right to demand that the Issuer file a registration statement or request that the investors’ shares of Common Stock be covered by a registration statement that the Issuer otherwise files. The registration rights terminate upon the earliest of (i) the date that is five years after the closing of the IPO and (ii) with respect to each stockholder following the closing of the IPO, at the earlier of such time at which such stockholder (A) can sell all shares of Common Stock held by it pursuant to Rule 144(b)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”) or (B) holds one percent or less of the outstanding Common Stock and all registrable securities held by such stockholder can be sold in any three month period without registration in compliance with Section 144 of the Securities Act.

This foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference.

Lock-up Agreement

The Issuer, along with its directors, executive officers and substantially all of its other stockholders, including VIL and 3x5 SOF, have agreed with the underwriters for the IPO that, for a period of 180 days following November 13, 2018, they will not sell or transfer any shares of the Common Stock or any securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C.

The foregoing description of the lockup agreements is qualified in its entirety by reference to the Form of Lock-up Agreement, which is filed as Exhibit C hereto and is incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated December 28, 2018, by and among Vapotherm Investors, LLC, 3x5 Special Opportunity Fund, L.P., 3x5 Special Opportunity Partners, LLC, 3x5 Partners, LLC, Anthony L. Arnerich and Nicholas T. Walrod.

CUSIP No. 922107107	13D	Page 12 of 14 Pages

Exhibit B:	Tenth Amended and Restated Registration Rights Agreement (incorporated by reference to exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-227897), filed with the SEC on October 19, 2018).

Exhibit C:	Form of Lock-up Agreement (incorporated by reference to Exhibit B of exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-227897), filed with the SEC on October 19, 2018).

CUSIP No. 922107107	13D	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 28, 2018

Vapotherm Investors, LLC			3x5 Partners, LLC

By:	3x5 Partners, LLC,
	its managing member		By:	/s/ Anthony L. Arnerich
				Name:	Anthony L. Arnerich
By:	/s/ Anthony L. Arnerich			Title:	Managing Member
	Name:	Anthony L. Arnerich
	Title:	Managing Member

3x5 Special Opportunity Fund, L.P.			3x5 Special Opportunity Partners, LLC

By:	3x5 Special Opportunity Partners, LLC,		By:	3x5 Partners, LLC
	its general partner			its member
By:	3x5 Partners, LLC
	its member		By:	/s/ Anthony L. Arnerich
				Name:	Anthony L. Arnerich
By:	/s/ Anthony L. Arnerich			Title:	Managing Member
	Name:	Anthony L. Arnerich
	Title:	Managing Member

/s/ Anthony L. Arnerich			/s/ Nicholas T. Walrod
Anthony L. Arnerich			Nicholas T. Walrod

[Signature Page of Schedule 13D]

CUSIP No. 922107107	13D	Page 14 of 14 Pages

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons agree and consent to the joint filing on their behalf of the Statement on Schedule 13D, including any amendments thereto, in connection with shares of common stock of Vapotherm, Inc., and that this agreement shall be included as an Exhibit to Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D and any amendments thereto.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 28, 2018.

Vapotherm Investors, LLC			3x5 Partners, LLC

By:	3x5 Partners, LLC,
	its managing member		By:	/s/ Anthony L. Arnerich
				Name:	Anthony L. Arnerich
By:	/s/ Anthony L. Arnerich			Title:	Managing Member
	Name:	Anthony L. Arnerich
	Title:	Managing Member

3x5 Special Opportunity Fund, L.P.			3x5 Special Opportunity Partners, LLC

By:	3x5 Special Opportunity Partners, LLC,		By:	3x5 Partners, LLC
	its general partner			its member
By:	3x5 Partners, LLC
	its member		By:	/s/ Anthony L. Arnerich
				Name:	Anthony L. Arnerich
By:	/s/ Anthony L. Arnerich			Title:	Managing Member
	Name:	Anthony L. Arnerich
	Title:	Managing Member

/s/ Anthony L. Arnerich			/s/ Nicholas T. Walrod
Anthony L. Arnerich			Nicholas T. Walrod

[Signature Page to Joint Filing Agreement]